EXHIBIT 99.1

VIZSLA SILVER DRILLS NEW VEIN AT TAJITOS-COPALA- INTERSECTS 2,913 G/T AGEQ OVER 1.46 METRES

NYSE: VZLA     TSX-V: VZLA

VANCOUVER, BC, Sept. 7, 2022 /CNW/ - Vizsla Silver Corp. (TSXV: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to report results from 14 new drill holes centered on the Cristiano Vein within the Tajitos - Copala resource area at its 100%-owned, flagship Panuco silver-gold project ("Panuco" or the "Project") located in Mexico. The new drill results support a NW-plunging high-grade zone with an average vertical extent of 250 metres and approximate strike length of 500 metres.

Highlights

•	CS-22-182 returned 2,913 grams per tonne (g/t) silver equivalent (AgEq) over 1.46 metres true width (mTW) (1,935 g/t silver and 15.47 g/t gold)
•	CS-22-128 returned 427 g/t AgEq over 2.50 mTW (299 g/t silver and 2.08 g/t gold)
•	Including 1,472 g/t AgEq over 0.46 mTW (995 g/t silver and 7.60 g/t gold)
•	CS-22-185A returned 426 g/t AgEq over 1.00 mTW (302 g/t silver and 2.02 g/t gold)
•	CS-22-196 returned 426 g/t AgEq over 2.16 mTW (278 g/t silver and 2.33 g/t gold)

"The Cristiano Vein, located to the adjacent southwest of Copala is now a priority target for resource expansion within the Tajitos-Copala resource area," commented Michael Konnert, President and CEO. "We initially discovered the Cristiano structure while testing the expansion potential of Tajitos. Similar to other proximal veins within the Tajitos-Copala Vein Corridor, Cristiano is predominately silver and gold rich with only trace amounts of base metals. We continue to be encouraged by the high-grade intercepts located in this area of the district, where mineralization remains open in all directions. Cristiano is yet another vein along this very productive corridor with the potential to host new resources.

Figure 1: Plan map of recent drilling centered on the Cristiano vein (CNW Group/Vizsla Silver Corp.)

The Cristiano Vein is a precious metals rich structure located at the southwestern margin of the Copala structure, in the western portion of the Panuco district. Cristiano is marked by a quartz-carbonate epithermal-vein striking N25°W that dips sub-vertical (85°) to the NE. Drill holes intersecting Cristiano to date, highlight a high-grade zone plunging to the NW, with an average vertical extent of 250 metres and approximate strike length of 500 metres. The Cristiano Vein has an estimated true thickness of 1.88 metres with a weighted average grade of 841 g/t silver equivalent.

The Cristiano Vein was initially discovered in while targeting the Tajitos veins, where drilling intercepted the well-mineralized, NW-SE trending fault. Ongoing drilling has now led to new observations and interpretations allowing Vizsla geologists to plan drill holes specifically designed to explore Cristiano along strike and to depth. To the northwest, Cristiano intersects and offsets the Tajitos Vein, suggesting Cristiano post-dates Tajitos mineralization, thus creating a drill target on the footwall of Tajitos (Figure 2). Additionally, open ended intercepts to the southeast suggest mineralization continues in this direction.

Figure 2: Longitudinal section of Cristiano vein with drill-hole pierce points (CNW Group/Vizsla Silver Corp.)

Figure 3: Cross section showing Cristiano and Copala veins (CNW Group/Vizsla Silver Corp.)

Drillhole	From	To	Downhole Length	Estimated True width	Ag	Au	AgEq	Vein

	(m)	(m)	(m)	(m)	(g/t)	(g/t)	(g/t)
CS-21-112*	150.65	152.5	1.85	0.90	280	1.14	343	Cristiano
CS-21-115*	232.55	234.25	1.7	1.00	1,900	11.09	2,565	Cristiano
CS-21-116*	274	283.45	9.45	3.20	1,559	7.29	1,975	Cristiano
Includes	274	277.15	3.15	1.07	2,728	13.10	3,480
Includes	277.45	281.25	3.8	1.29	1,531	6.94	1,923
CS-22-128	100	103.5	3.5	2.50	299	2.08	427	Cristiano
Includes	101	101.65	0.65	0.46	995	7.6	1,472
CS-22-131	No significant values							Cristiano
CS-22-133	No significant values							Cristiano
CS-22-139	No significant values							Cristiano
CS-22-156	75.8	79.2	3.4	2.88	92	0.45	118	Cristiano
CS-22-159	268.65	273.95	5.3	0.70	217	0.88	265	Cristiano
CS-22-163A	62	70.35	8.35	3.50	189	0.85	237	Cristiano
CS-22-165	127.3	188	28.5	1.44	96	0.93	156	Cristiano
CS-22-182	42.7	44.55	1.85	1.46	1,935	15.47	2,913	Cristiano
CS-22-185A	94.1	97.2	3.1	1.00	302	2.02	426	Cristiano
CS-22-186	Pending							Cristiano
CS-22-196	342.3	346.55	4.25	2.16	278	2.33	426	Cristiano
CS-22-201	Pending							Cristiano
CS-22-198	No significant values							Cristiano
Table1:	Downhole drill intersections from the holes reported for the Cristiano vein south of Copala. Note: AgEq = Ag g/t x Ag rec. + (Au g/t x Au Rec x Au price/gram)/Ag price/gram. Metal price assumptions are $20.70/oz silver and $1,655/oz gold and metallurgical recoveries assumed are 93% for silver and 90% for gold. Gold and silver metallurgical recoveries used in this release were estimated for the Napoleon vein (see press release dated February 17, 2022).

*	re-interpreted holes/intercepts

Drillhole	Easting	Northing	Elevation	Azimuth	Dip	Depth
CS-21-112*	404,586	2,587,043	546	219	-53.8	304.5
CS-21-115*	404,586	2,587,042	546	193	-49.3	274.5
CS-21-116*	404,586	2,587,043	546	219	-63.4	319.5
CS-22-128	404,419	2,587,212	532	243	-59.9	168
CS-22-131	404,553	2,586,908	532	302	-63	452.3
CS-22-133	404,675	2,586,751	561	276	-60.2	612
CS-22-139	404,538	2,587,042	540	302	-25	144
CS-22-156	404,675	2,586,751	561	269	-35	364.5
CS-22-159	404,676	2,586,751	561	268	-79.5	336
CS-22-163A	404,638	2,586,711	559	269	-80.7	331.5
CS-22-165	404,641	2,586,712	559	91	-85.7	339
CS-22-182	404,639	2,586,711	559	259	-54	291
CS-22-185A	404,569	2,586,883	535	290	-84.7	184.5
CS-22-186	404,577	2,586,837	537	153	-76.2	231
CS-22-196	404,718	2,586,983	579	232	-55.2	384
CS-22-198	404,718	2,586,983	579	232	-62.6	462
CS-22-201	404,718	2,586,983	579	257	-57.7	488.5
Table 2:	Drillhole details for the reported drillholes. Coordinates in WGS84, Zone 13.

*	re-interpreted holes/intercepts

About the Panuco project

The newly consolidated Panuco silver-gold project is an emerging high-grade discovery located in southern Sinaloa, Mexico, near the city of Mazatlán. The 6,761-hectare, past producing district benefits from over 75 kilometres of total vein extent, 35 kilometres of underground mines, roads, power, and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

The Panuco Project hosts an estimated in-situ indicated mineral resource of 61.1 Moz AgEq and an in-situ inferred resource of 45.6 Moz AgEq The Technical Report, titled "National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico" was filed on SEDAR on April 7, 2022, has an effective date of March 1, 2022 and was prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") by Tim Maunula, P.Geo., Principal Geologist, T. Maunula & Associates Consulting Inc and Kevin Murray, P.Eng, Manager Process Engineering, Ausenco.

About Vizsla Silver

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. To date, Vizsla has completed over 140,000 metres of drilling at Panuco leading to the discovery of several new high-grade veins. For 2022, Vizsla has budgeted +120,000 metres of resource/discovery-based drilling designed to upgrade and expand the maiden resource, as well as test other high priority targets across the district.

Quality Assurance / Quality Control

Drill core and rock samples were shipped to ALS Limited in Zacatecas, Zacatecas, Mexico and in North Vancouver, Canada for sample preparation and for analysis at the ALS laboratory in North Vancouver.  The ALS Zacatecas and North Vancouver facilities are ISO 9001 and ISO/IEC 17025 certified. Silver and base metals were analyzed using a four-acid digestion with an ICP finish and gold was assayed by 30-gram fire assay with atomic absorption ("AA") spectroscopy finish. Over limit analyses for silver, lead and zinc were re-assayed using an ore-grade four-acid digestion with AA finish.

Control samples comprising certified reference samples, duplicates and blank samples were systematically inserted into the sample stream and analyzed as part of the Company's quality assurance / quality control protocol.

Qualified Person

In accordance with NI 43-101, Martin Dupuis, P.Geo., COO, is the Qualified Person for the Company and has reviewed and approved the technical and scientific content of this news release.

Information Concerning Estimates of Mineral Resources

The scientific and technical information in this news release was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC"). The terms "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used herein are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the "CIM Definition Standards"), which definitions have been adopted by NI 43-101. Accordingly, information contained herein providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

You are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, "inferred mineral resources" are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Canadian standards, including the CIM Definition Standards and NI 43-101, differ significantly from standards in the SEC Industry Guide 7. Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the "SEC Modernization Rules"), with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". Information regarding mineral resources contained or referenced herein may not be comparable to similar information made public by companies that report according to U.S. standards. While the SEC Modernization Rules are purported to be "substantially similar" to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards. Accordingly, there is no assurance any mineral resources that the Company may report as "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the exploration, development, and production at Panuco, including plans for resource/discovery-based drilling, designed to upgrade, and expand the maiden resource as well as test other high priority targets across the district.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla Silver, future growth potential for Vizsla Silver and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold, and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla Silver's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla Silver's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance, or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla Silver has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla Silver's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla Silver has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla Silver does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

Website: www.vizslasilvercorp.ca

SOURCE Vizsla Silver Corp.

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CO: Vizsla Silver Corp.

CNW 08:00e 07-SEP-22